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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No.             )*

THE WISER OIL COMPANY
(Name of Subject Company (Issuer))

FOREST OIL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

977284108
(CUSIP Number of Class of Securities)

Newton W. Wilson III
Senior Vice President,
General Counsel and Secretary
1600 Broadway, Suite 2200
Denver, Colorado 80202
(303) 812-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*
Set forth the amount on which the filing fee is calculated and state how it was determined.

☐
Check the box is any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13c-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release issued by Forest Oil Corporation on May 23, 2004 announcing acquisition of The Wiser Oil Company
99.2	Transcript of Conference Call Held on May 24, 2004 to discuss acquisition of The Wiser Oil Company
99.3	Press Release issued by Forest Oil Corporation on May 24, 2004 announcing equity offering

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EXHIBIT INDEX